Exhibit 12

ORBCOMM Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Amounts in thousands, except the ratio)

	Fiscal Year Ended December 31,
	2014		2013	2012	2011	2010
Earnings (A):
Pre-tax income (loss) from continuing operations	$(4,117)		$6,054	$10,293	$771	$(1,408)

Add:
Fixed charges	5,657		5,471	869	819	431

	1,540		11,525	11,162	1,590	(977)

Less:
Interest capitalized	4,713		4,562	237	152	—
Noncontrolling interest in pre-tax income (loss) of a subsidiary that has not incurred fixed charges	159		160	161	(38)	224

Total earnings	$(3,332)		$6,803	$10,764	$1,476	$(1,201)

Fixed Charges (B):
Fixed charges included in earnings (G)	$149		$58	$56	$164	$192
Interest portion of rent expense (F)	795		851	576	503	239
Capitalized interest	4,713		4,562	237	152	—

Total fixed charges	5,657		$5,471	$869	$819	$431

Preference Security Dividend (C):	$37		$59	$69	$27	$—

Ratio of Earnings to Fixed Charges	N/A	(D)	1.2	12.4	1.8	N/A	(D)

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	N/A	(E)	1.2	11.5	1.7	N/A	(E)

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for fixed charges, interest capitalized and income from non-controlling interest of subsidiaries that have not incurred fixed charges.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized).

(C)	“Preference Security Dividend” is defined as the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

(D)	The ratio coverage was less than 1:1 for fiscal years 2014 and 2010. The Company would have needed to generate additional pre-tax earnings of $8,989 and $1,632 to achieve coverage of 1:1 for fiscal years 2014 and 2010, respectively.

(E)	The ratio coverage was less than 1:1 for fiscal years 2014 and 2010. The Company would have needed to generate additional pre-tax earnings of $9,026 and $1,632 to achieve coverage of 1:1 for fiscal years 2014 and 2010, respectively.

(F)	One-third of net rent expense is the portion deemed representative of the interest factor.

(G)	Represents interest expense recorded